INVEST IN **CARD.IO**

We're Transforming Boring Cardio into a Fun, Social Game of Team Turf War!


Card

downloadcard.io Austin TX

LEAD INVESTOR



Donald Scott II

Success is a personality type. I heard Destin speak on a call a few years ago, unrelated to him being a founder. I was immediately impressed by his confident intellect. We then ended up on the stage together sharing our stories as tech founders in Austin and I knew he'd rise fast. When I learned that I had a chance to invest in him and the idea of Card.io I took quick advantage. Now, the app is built, the partnerships are rolling in, and momentum is full steam ahead. I look forward to watching this team reach for the stars and elevate the lived experience of the community. Also, I invested because I need the Android Version so I can claim and defend all of the blocks around my house.

Invested $5,000 this round & $5,000 previously

Highlights

1. $1M in total funding & term sheets ($500K closed)
2. Paid corporate wellness pilot with Oracle
3. Advised by execs from Map My Run, Strava, Pokemon Go, Zynga, and Adidas
4. 6K users across 385 cities & 65 countries
5. Partnerships with Austin & Cleveland Marathon, Road Runners Club of America, and 4 dozen run clubs
6. $4K in revenue
7. Featured on Running Insights, Running USA, TRE, RRCA, and several running publications

Our Team



Destin Bell   CEO, Co-Founder

- Created & operated 6-figure content creator business, contracted by the NBA, Old Spice, McDonalds, and more - Acquired & managing 2 rental units in Austin, Texas - Ran marketing company with contracts with Breakout Games, SkyZone, and Lyft

> I chose this idea because Im one of the hundreds of millions of Americans who aren't the biggest fan of cardio, but want to find a way to make it interesting enough that they do it anyway. There are apps like Pokemon Go that have found a way to do this with a fun experience that "tricks" people to enjoy cardio - I think we can do the same!



Max Miranda   Co-Founder, CTO

- Co-founder of startup that raised $3.4M. Helped them grow to $200K ARR - Helped publish 8 apps in college - Former Linkedin iOS engineer



Nirav Patel   CPO

- Created the entire UI/UX design of the current product - Venture for America Fellow - Launched 2 products in college - Franchisee of 10 Roll Em Up Taquitos restaurants in Knoxville, TN and Louisville, KY

The Vision for Card.io!



So, who here loves Cardio 😐 To those that raised your hands, we'll be sure to get straight jackets sent to your place, free of charge. (*Pause for the impending roaring laughter) For the rest of us, let's face it - **cardio can be challenging, even for those who do it consistently**

THE PROBLEMS WITH CARDIO

77% Get below the recommended aerobic exercise daily

47% Move less than 30 mins daily

Personas

 **Consistent Exerciser**
- Do cardio to stay healthy
- Have discipline, but want it to be fun

 **Inconsistent Exerciser**
- Lacks the discipline to do cardio consistently
- Wants to be motivated to build the habit

Here are some stats to show you're not alone. **77% of people don't get the recommended aerobic exercise daily, and almost 50% don't move for more than 30 mins daily. Why? I'd say three reasons: Cardio is boring, unengaging, and unmotivating** 😓 We decided to talk to both people who do cardio and those who'd rather be dead or dying than do it to see what the problems are. For the cardio enthusiasts, they said they had the discipline to do it but would love for it to be more fun to make it easier to do so, and the cardio haters needed something fun enough that they'd do it consistently.

This feedback made me wonder what products existed that were helping bring that fun, and it made me think of...

OUR GOAL: CREATE A FUN, ENGAGING & ADDICTIVE ACTIVITY AROUND CARDIO



Pokemon Go has had people walking 2 miles a day, every day for years to catch imaginary pokemon - and I think the same can be done directly for cardio, without throwing poke balls at Pikachu. **How do we think we can do that? With Card.io** 😎

Making Cardio Addictive



Transforming outdoor movement into a community-based game of turf war, where you claim, steal and defend your turf w/ friends via outdoor cardio



Card.io is a gamified fitness app taking boring, unmotivating cardio & transforming it into a fun, social, addictive game of team turf war. Users can join or form teams with their favorite friends, brands, organizations, and communities, claiming turf for their team, and can steal or have turf stolen by other teams, all through any outdoor walking, running, or biking. Through this, we're making cardio a fun, engaging experience that can be enjoyed by couch potatoes and hardcore runners, walkers, and bikers alike.

GAMIFYING CARDIO



Similar to apps like Strava or Nike Run Club, you'll be able to see your position on the maps and track stats like your mile pace, mile splits, calories burned, distance, and time duration. But in addition, **the areas of town you move through become turf you can claim and steal for your team** 😋 As you move through areas, you earn XP, which you can use to upgrade your attack stat, which is used to capture turf, and defense, which is used for making it harder to have your turf stolen. So when we look back at the map, we can see the numbers reflect off your attack and defense stats. Now, **we can turn that walk around your neighborhood into a fun, casual, engaging experience!**

MARKET OPPORTUNITY

	Gamified		Un-Gamified	
	🔴	🔺	NRC	🏃
Global MAUs	25.6 M	4.9 M	3.5 M	1.5 M
Share of Time Spent				

Time Spent in the App	96%	2%	1%	1%

But why do we think this strategy will get people moving? Well, let's compare Pokemon Go to the three largest fitness apps in the US. **Pokemon Go has over 5x the monthly active users,** and if we combined the average user session length for each of the 4 apps & placed them into one pie graph, **Pokemon Go makes up 96% of all the time spent across all 4 apps.** These numbers tell us gamification has the power to get people moving consistently more than anything else I can tell you.

WHAT WE'VE ACCOMPLISHED



FUNDING

Pokémon GO **$150K** *grants

$750K *institutional VCs

$70K *angels, pitch competitions & programs



MILESTONES

ORACLE
PAID CORPORATE WELLNESS PILOT

PARTNERSHIPS WITH 3 MARATHONS

$4K IN REVENUE

100+ CUSTOM TEAMS CREATED

23K UNIQUE ACTIVITIES TRACKED

60K MILES COVERED

USER TRACTION

Launch date: 01/07/23
*with $13K ad spend



5.5K Active Users

385 Cities

65 Countries

40% MAU   **26%** WAU   **8%** DAU   **23%** D30 Ret.

Since we launched in January, we've accomplished quite a bit:

- 5.5K active users across 385 cities & 65 countries

- 40% MAU, 26% WAU, 8% DAU

- 23% D30 retention (40% when they claim turf the first week after download)

- Paid corporate wellness pilot with Oracle

- $4K in revenue

- Over 100+ teams created on the app

- Over 23K activities tracked & 60K miles covered by users

WHAT USERS ARE SAYING
Ratings & Reviews
4.7
Perfect Exercise App To Make You...
"I've had friends switch from Android to iPhone to play this game."
"This is an amazing community that I am having so much fun with."
This app has made me start to love getting outside and moving more. I've already lost 20 pounds in the last two months!



That's our marco-traction: let's look at our micro-traction. **We're sitting at a 4.8 star rating out of 129 ratings.** Among user anecdotes, we've heard android users say they've run with their iPad in their backpacks, had people with androids switch to iPhone, and have users in other countries who don't speak the language google translating the words to learn how to play! The product has been a hit!

Market Opportunity
$4.5B
TOTAL ADDRESSABLE MARKET
TOTAL AR GAMING MARKET, AS OF 2020
21.9% CAGR
$1.21B
SERVICE ADDRESSABLE MARKET
TOTAL GLOBAL FITNESS APP MARKET, AS OF 2021
18.1% CAGR
$562M
SERVICE OBTAINABLE MARKET
RUNNING APP MARKET SIZE, AS OF 2021
14.2% CAGR



How big of an opportunity is there for a product like ours? On the smallest serviceable level, we have the **global running app market, valued at $562M as of 2021.** Beyond that, we have the **global fitness market (including weight loss & bodybuilding), valued at $1.21B.** Where we think we fit into is the even larger TAM of the **AR Gaming market, valued at $4.5B, growing 22% annually.**

CORPORATE WELLNESS MARKET
$238
Avg. company spend
$3
Amount companies save in
DELL Technologies

per employee per year
healthcare costs per $1 invested in corporate wellness
<25%
Percentage of employees currently engaging with their companies wellness programs
81%
Percentage of companies over 100 employees that budget for corporate wellness
ExxonMobil
UK





But we're thinking beyond just consumers - we've found opportunities in the B2B market as well, specifically for corporate wellness. The **corporate wellness industry is worth $60B** 😳, and currently has no major leader, with **less than 25% of most companies' employees using their company's offerings**. Based on the conversations we've had with groups like Dell, Exxon, the University of Kentucky, and others, we believe there's a major opportunity to use our platform as an internal company game of turf war to create a fun, accessible platform to motivate departments to collaborate with and compete against each other.

We've already been able to secure a contract with Oracle doing this!

GTM STRATEGY: BRAND PARTNERS
Physical Location Marking
Custom Team Creation
Real world incentives
CHOOSE YOUR TEAM
THE ORIGINAL TEAMS
R
G
B
RUN YOUR COMMUNITY
Free
NEXT
asics
ORACLE
RRCA
BANDIT
BlackMen run
UK





















But our focus first and foremost is on the consumer market and our value to this group depends mainly on how many people we can have using the product. That brings us to our **GTM strategy, partnerships with brands. We've talked and brokered partnerships with several groups in the fitness space like ASICS, Oracle, RRCA, Bandit Running and several other groups**, but we've also been able to turn the customer acquisition problem that kills most startups into an inbound pipeline and revenue vertical.

MONETIZATION STRATEGY
IN-GAME PURCHASES
Users can purchase in-game currency for items, perks and other game elements
$.99 - $24.99
VERTICALS
CORPORATE WELLNESS
Organizations can whitelabel our product for fun, internal corporate wellness
$2 - $4 employee/month
PREMIUM SUBSCRIPTIONS
Users can get access to advanced
BRAND PARTNERSHIPS



analytics, unlimited teams, game currency & other advanced features as premium members
$6.99/month
Brands & orgs can pay to leverage our map for landmark locations & creating customs teams for their communties and other users to see
$50 - $250/month

Since we're already talking about monetization, **how do we make money? Our primary categories are the consumer & the B2B angles.** For consumers, **we monetize with in-game purchases around in-game currency** (purchasing in-game elements to boost your XP accrual, boost attack or defense stats, and customize your avatar, team, and experience) **and with premium subscriptions that give users advanced analytics, unlimited teams, and other features.** For the B2B side, we have the aforementioned brand partnerships we're already generating revenue for, and the corporate wellness product, which is a white-labeled version of corporate wellness programs can utilize for internal company use.

TEAM
DESTIN GEORGE BELL | CEO, Co-Founder
Background in marketing campaigns, business partnerships, and go-to market strategies
Selected as Austin 25 Under 25 & Black 40 under 40
INNO
40 UNDER FORTY
Forbes
MAX MIRANDA | CTO, Co-Founder
Background in iOS development. Former co-founder of Playground, which raised $3.4M to make software that helps childcare centers operate more efficiently.
LinkedIn
Delta Fellowship
playground

















Let's talk about **our team!** There's me (**Destin George Bell**), a serial entrepreneur with a background in marketing, customer acquisition, and partnerships. I formerly worked as a sales rep for Qualtrics, am a Venture for America entrepreneurship fellow, and work as a content creator with contracts with the NBA, Old Spice, and several other companies. Our CTO, **Max Miranda**, is a former ios engineer for Linkedin and the cofounder of Playground, a child care software company he helped grow to $200K ARR before leaving to join this project full-time.

ADVISORS
KEVIN CALLAHAN
Founder of Map My Run
Acquired by Under Armour for $150M
ERIC LANZ
Former Senior iOS Engineer at Pokemon Go
Currently at Apple
JON WERNER
Former Director of Innovation at Adidas Mobile Fitness Unit
JORDAN BLACKMAN
Former Lead Game Designer @ Zynga + Ubisoft
Host of "Game Industry Podcast"
zynga
EDWARD DORSEY
Former Senior Designer at Strava
Currently at Airbnb
STRAVA
JAMES GRAFTON
Former Head of engineering @ Zwift
Director, Business Engineering @ Meta
ZWIFT
JENNIFER JONES
Corporate Wellness Consultant
Contracted by Keller Williams & H-E-B





























   

And in case were not enough, we have our **advisory board** consisting of the **founder of Map My Run**, the **head ios engineer for Pokemon Go**, the **former lead game designer for Zynga**, the **former director of innovation for Adidas Mobile Fitness Unit**, a **former UI/UX designer for Strava**, **former head of engineering at Zwift**, and a **corporate wellness entrepeneur with contracts with HEB, Keller Williams, and other orgs.**

Downloads

Product Demo Phone Mockup.mp4